SECURITIES-AND-EXCHANGE-COMMISSION
                            Washington, D.C. 20549
                                 --------------

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                   For the fiscal year ended DECEMBER 31, 1997

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ______________ to ______________


                         Commission File Number 1-13632



A.   Full Name of the Plan:

                           THE CIRCLE K KASH PLUS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                TOSCO CORPORATION
                             72 CUMMINGS POINT ROAD
                           STAMFORD, CONNECTICUT 06902

                           THE CIRCLE K KASH PLUS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      AS OF DECEMBER 31, 1997 AND 1996 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                           THE CIRCLE K KASH PLUS PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                     PAGE(S)

Report of Independent Accountants                                       1

Financial Statements:

   Statement of Net Assets Available for Benefits with Fund
   Information as of December 31, 1997                                  2

   Statement of Net Assets Available for Benefits with Fund
   Information as of December 31, 1996                                  3

   Statement of Changes in Net Assets Available for Benefits with
   Fund Information for the year ended December 31, 1997                4

Notes to Financial Statements                                       5 - 8

Supplemental Schedules:

   Item 27(a) - Schedule of Assets Held for Investment Purposes
   as of December 31, 1997                                              9

   Item 27(d) - Schedule of Reportable (5%) Transactions for the
   year ended December 31, 1997                                        10

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees
The Circle K Kash Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Circle K Kash Plus Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable (5%) transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 COOPERS & LYBRAND L.L.P.


Phoenix, Arizona
June 29, 1998


                                                         THE CIRCLE K KASH PLUS PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                                DECEMBER 31, 1997

                                                             Participant Directed
                                 ----------------------------------------------------------------------------------
                                 Stable Value       Balanced      Equity        Global       Stock         Loan
                                      Fund          Fund          Fund          Fund         Fund          Fund         Total
                                 -------------      ----------    ---------     ---------    ---------     ---------    ----------
 ASSETS
 Investments, at fair value:
         Mutual funds               $  -              $9,956,244    $11,485,622   $4,130,241   $   -          $  -     $25,572,107
         Pooled separate account     21, 609,382                                                                        21,609,382
         Common stock                                                                         664,682                      664,682
         Loans to participants                                                                              2,914,338    2,914,338
                                    ------------      -----------   ------------  -----------  ---------   -----------  -----------
 Total investments                   21,609,382        9,956,244     11,485,622    4,130,241    664,682     2,914,338   50,760,509
                                    -----------      -----------   ------------  -----------  ---------     ----------- -----------
 Receivables:
         Employer's contribution         10,435            3,931          3,503        2,143                                20,012
         Participants' contributions     31,039           12,299         12,228        7,093                                62,659
         Interest and dividends          24,826                                                                             24,826
                                     -----------      ------------  ------------  ------------ ----------     ----------- --------
 Total receivables                       66,300           16,230         15,731        9,236       -               -       107,497
                                     -----------      ------------  ------------  ------------ ----------    ------------ --------
 Cash                                    27,599           11,750         27,438        1,771                    5,758       74,316
                                     -----------      ------------  ------------  ------------ ----------  -----------  -----------
 Net assets available for benefits  $21,703,281       $9,984,224    $11,528,791   $4,141,248    $664,682   $2,920,096  $50,942,322
                                    ============      ============  ============  ============ ==========  =========== ============
 The accompanying notes are an integral part of these financial statements.

                                                     THE CIRCLE K KASH PLUS PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                             DECEMBER 31, 1996

                                                                     Participant Directed
                                    -----------------------------------------------------------------------------
                                    Stable Value      Balanced       Equity       Global        Stock      Loan
                                       Fund             Fund          Fund         Fund         Fund       Fund           Total
                                    -------------     ----------     ---------    --------     ---------   -------       -------
ASSETS
Investments, at fair value:
       Mutual funds                  $    -           $8,384,047     $7,425,966 $3,235,861     $   -      $  -          $19,045,874
       Pooled separate accounts       21,392,824                                                                         21,392,824
       Common stock                                                                             562,953                     562,953
       Loans to participants                                                                              2,211,064       2,211,064
                                     ------------     ------------    ---------- ----------     --------- ----------     -----------
Total investments                     21,392,824       8,384,047      7,425,966  3,235,861      562,953   2,211,064      43,212,715
                                     ------------     ------------    ---------- ----------     --------- ----------     -----------
Receivables:
       Employer's contribution            20,404          11,132          9,171      6,304                                   47,011
       Participants' contributions        58,404          33,350         28,540     18,860                                  139,154
       Interest and dividends             22,503                                                  1,218                      23,721
                                     ------------     ------------    ---------- ----------     --------- ----------     -----------
Total receivables                        101,311          44,482         37,711     25,164        1,218       -             209,886
                                     ------------     ------------    ---------- ----------     --------- ----------     -----------
Cash                                     135,902          35,157         60,980     16,577        3,003                     251,619
                                     ------------     ------------    ---------- ----------     --------- ----------     -----------
Net assets available for benefits    $21,630,037      $8,463,686     $7,524,657 $3,277,602     $567,174  $2,211,064     $43,674,220
                                     =============    =============  =========== ==========    ========== ==========    ============

The accompanying notes are an integral part of these financial statements.


                                                                     THE CIRCLE K KASH PLUS PLAN
                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                                FOR THE YEAR ENDED DECEMBER 31, 1997

                                                            Participant Directed
                                      ------------------------------------------------------------------------------
                                        Stable Value     Balanced    Equity       Global     Stock          Loan
                                        Fund              Fund       Fund         Fund       Fund           Fund             Total
                                      --------------     ----------  ----------   -------    ----------    ---------       ---------
Additions to net assets attributed to:
 Investment income:
   Net appreciation in fair
    value of investments                    $-          $1,697,849   $2,161,543   $212,098   $211,719       $-          $4,283,209
   Interest and dividends                   1,271,867        7,905      517,639    296,438        559        5,758       2,100,166
                                           -----------   ----------   ----------  ---------   ---------     ---------    -----------
 Total investment income                    1,271,867    1,705,754    2,679,182    508,536    212,278        5,758       6,383,375
                                           -----------   ----------   ----------  ---------   ---------     ---------    -----------
 Contributions:
   Employer                                   718,812      350,868      318,953    203,426                               1,592,059
   Participants                             2,098,252    1,092,487    1,055,972    643,641                               4,890,352
   Rollovers                                    3,540       21,409       55,705     21,798                                 102,452
                                            -----------   ----------   ----------  ---------   ---------     ---------   -----------
 Total contributions                        2,820,604    1,464,764    1,430,630    868,865      -               -        6,584,863
                                            -----------   ----------   ----------  ---------   ---------     ---------  -----------
 Total additions                             4,092,471   3,170,518    4,109,812  1,377,401    212,278        5,758      12,968,238
                                           -----------   ----------   ----------  ---------   ---------     ---------   -----------
Deductions from net
 assets attributed to:
 Benefits paid to participants               2,726,323   1,023,382      816,421    430,004     74,592      290,746        5,361,468
 Forfeitures                                   258,047      22,823       32,905     20,144      4,749                       338,668
                                            -----------   ----------   ----------  ---------   ---------  ---------     -----------
 Total deductions                            2,984,370   1,046,205      849,326    450,148     79,341      290,746        5,700,136
                                            -----------   ----------   ----------  ---------   ---------  ---------     -----------
Net increase (decrease)
  before interfund transfers                 1,108,101   2,124,313    3,260,486    927,253    132,937     (284,988)       7,268,102

Interfund transfers                         (1,034,857)   (603,775)     743,648    (63,607)   (35,429)     994,020            -
                                            -----------   ----------   ---------- ---------  ---------   ---------      -----------
Net increase (decrease)                         73,244   1,520,538    4,004,134    863,646     97,508      709,032        7,268,102

Net assets available for
  benefits, beginning of year               21,630,037   8,463,686    7,524,657  3,277,602    567,174    2,211,064       43,674,220
                                           -----------   ----------   ---------- ---------   ---------   ---------      -----------
Net assets available for
  benefits, end of year                    $21,703,281   $9,984,224 $11,528,791 $4,141,248   $664,682   $2,920,096      $50,942,322
                                           ===========   ========== =========== ==========   =========  ===========     ===========


The accompanying notes are an integral part of these financial statements.


                           THE CIRCLE K KASH PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

The following description of The Circle K Kash Plus Plan (the "Plan") provides only general information. Participants should refer to the Plan Documents for a more complete description of the Plan's provisions.

GENERAL
The Plan, established in 1985, and amended and restated at various times, is a defined contribution, 401(k) profit sharing plan, covering substantially all of the full-time employees of Tosco Marketing Company, formerly Circle K Stores, Inc. (the "Sponsor") who have reached the age of 21 and completed one continuous year of employment with the Sponsor.. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code as amended by the Tax Reform Act of 1986 and subsequent legislation. Effective April 1, 1996, the Plan is being administered by Merrill Lynch Trust Company ("Merrill Lynch"), who is also maintaining the individual participant account records and serving as custodian for the Plan's investments.

CONTRIBUTIONS
Participants may contribute between 1 and 12 percent of their eligible compensation (up to $160,000 in 1997) to the Plan. During 1997, the Sponsor contributed an amount equal to 50 percent of the first 4 percent of the participant's contribution for each payroll period (see Note 8). Participant investment choice dictates the allocation of the Sponsor's matching contribution. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's contribution and allocations of the Sponsor's contribution and, Plan earnings, and charged with an allocation of investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING Participant contributions to the Plan, as well as the investment earnings thereon, are fully vested. Effective December 31, 1997, employee participants became 100% vested in the Sponsor's matching and discretionary contributions plus actual earnings thereon.

LOANS TO PARTICIPANTS
The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate on the origination date. A loan from the Plan will be made for up to 50% of the participants account balance and all interest payments made under the terms of the loan will be credited to the participant's account and not considered general earnings of the Plan. Participants' loans are repaid through payroll deductions. The participant loans are collateralized by the participants' vested account balances. The maturity on these loans is not to exceed five years.

DISTRIBUTIONS
Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. All distributions from the Plan are made in one lump sum. Any whole shares of stock in a participant's stock fund account may be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

FORFEITURES
Under the terms of the Plan Agreement, nonvested employer contributions revert back to the Sponsor after a participant has terminated employment.

ADMINISTRATION FEES
All Plan investment management fees are paid from the investment earnings of the individual investment funds and all other administration fees are paid by the Sponsor.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The Plan's financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS
The Plan's investments are stated at fair value. Common stock and mutual fund securities are valued at their quoted market price. Pooled separate accounts are valued at contract value plus accrued income which approximates fair value. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant's current contribution designation. The characteristics of the different funds as follows:

STABLE VALUE FUND
The stable value fund seeks to provide preservation of participants' investments, liquidity, and current income that is typically higher than money market funds. Investments are held in a pooled separate account maintained by Merrill Lynch that invests in a broadly-diversified portfolio of investment contracts, U.S. government obligations, U.S. government agency securities, and high-quality money market securities.

BALANCED FUND
The balanced fund seeks to provide current income and, secondarily, growth of capital. Investments are in the Income Fund of America mutual fund. This mutual fund invests in equities, bonds, and other fixed-income securities in any proportion that seems warranted by existing or expected market conditions.

EQUITY FUND
The equity fund seeks growth of capital. Investments are made in the Davis New York Venture mutual fund. This mutual fund invests primarily in equity securities of companies with market capitalization in excess of $250 million.

GLOBAL FUND
The global fund seeks to provide long-term growth of capital through investments throughout the world, including the United States. Investments are made in the New Perspective mutual fund. This mutual fund invests in U.S. and foreign blue chip companies, focusing on opportunities generated by changes in global trade patterns and economic and political relationships.

STOCK FUND
The stock fund was established to allow participants to purchase common stock of The Circle K Corporation ("Circle K"). On February 16, 1996, the stock fund was closed to additional contributions and participants were allowed to maintain their existing balance in the stock fund or transfer their stock fund balance into any other investment fund. In conjunction with Tosco Corporation's ("Tosco") May 30, 1996 acquisition of Circle K, 13,340 shares of Circle K common stock were exchanged for 8,220 shares of Tosco Corporation ("Tosco") common stock. At December 31, 1996 the stock fund held 7,115 shares of Tosco common stock. In February 1997, Tosco declared and distributed a 3-for-1 stock split. At December 31, 1997, the stock fund held 17,704 shares of Tosco common stock.

LOAN FUND
The loan fund represents amounts borrowed by participants against their individual accounts. All loans are collaterallized by the vested portion of the participants' plan balance.

As of December 31, 1997 and 1996 the Plan investments were as follows:

                                                                                           DECEMBER 31, 1997
                                                                          -----------------------------------------------
                                                                          Number of       Fair Value
                                                                          Participants       per Unit         Fair Value
                                                                          ------------      -----------       ----------
     Investments at fair value:
     Stable Value Fund (a)                                                   3,588          $   1.00          $  21,609,382
     Balanced Fund (a)                                                       2,244             17.77              9,956,244
     Equity Fund (a)                                                         2,089             22.33             11,485,622
     Global Fund (a)                                                         1,516             19.37              4,130,241
     Stock Fund                                                                425             37.81                664,682
     Loan Fund (a)                                                           1,071                                2,914,338
                                                                                                            ---------------
                                                                                                            $    50,760,509
                                                                                                            ===============
  (a) This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1997.

                                                                                           DECEMBER 31, 1996
                                                                          --------------------------------------------------
                                                                          Number of       Fair Value
                                                                          Participants    per Unit            Fair Value
     Investments at fair value:
     Circle K Stable Value Fund (a)                                          3,996        $    1.00         $  21,379,345
     Wells Fargo Stable Assets Fund (b)                                                        1.00                13,479
                                                                                                            ---------------
     Stable Value Fund                                                                                         21,392,824
     Balanced Fund (a)                                                       2,494            16.52             8,384,047
     Equity Fund (a)                                                         2,170            17.50             7,425,966
     Global Fund (a)                                                         1,512            18.17             3,235,861
     Stock Fund (c)                                                            510            79.12               562,953
     Loan Fund (a)                                                             939                              2,211,064
                                                                                                            ---------------
                                                                                                            $  43,212,715
                                                                                                            ===============
     (a) This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1996.

     (b) Number of participant information as of December 31, 1996 is not available.

     (c) The unit value as of December 31, 1996 does not reflect a 3-for-1 stock split declared and distributed in February 1997.

4.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated April 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). Although the Plan amendment allowing Tosco common stock as an investment fund was not in place when the foregoing determination letter was sought, management, Merrill Lynch, and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated by the Sponsor, participants will become fully vested for Sponsor contributions in their accounts. Upon termination, the Plan's assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

6.   PARTY IN INTEREST TRANSACTIONS

At December 31, 1997 and 1996, all forfeitures have been excluded from the Plan's net assets available for benefits.

During 1997, administrative expenses related to the Plan totaling $76,760 were paid by the Sponsor from available forfeitures.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 1997 as reflected in these financial statements to the amounts reflected in the Plan's Form 5500:

                                                                                         1997
                                                                                     --------------
   Net assets available for benefits as reported in the financial statements         $   50,942,322
     Amounts allocated to withdrawing participants                                          106,477
                                                                                    ----------------
     Net assets available for benefits as reported in the Form 5500                  $   50,835,845
                                                                                    ================
The following is a reconciliation of benefits paid to participants for the year ended December 31, 1997 as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

   Benefits paid to participants as reported in the financial statements             $    5,361,468
     Amount allocated to withdrawing participants at December 31, 1997                      106,477
     Benefits paid to participants as reported in the Form 5500                     ---------------
                                                                                     $    5,467,945
                                                                                    ===============

8.   SUBSEQUENT EVENT

Effective January 1, 1998, the Plan was renamed the Tosco Store Savings Plan and all non-store employee participants in the Plan were made eligible for the Tosco Corporation Capital Accumulation Plan (the "CAP"). Participants electing to transfer to the CAP were given a one time option to transfer not less than 100% of their Plan balances to the CAP. Additionally, certain store employees formerly participating in the CAP were transferred to the Plan.

Also effective January 1, 1998 the Plan was amended so that no future Sponsor matching contributions will be made.


                                                      THE CIRCLE K KASH PLUS PLAN
                                       ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                             DECEMBER 31, 1997

                                                                                                                       Current
Identity of Issue, Borrower, Lessor or Similar Party            Description of Investment        Cost                  Value
-----------------------------------------------------           --------------------------     -----------           -------------
 Merrill Lynch - Circle K Stable Value Fund (a)                  21,609,382 shares             $21,609,382           $21,609,382

 American Funds - Income Fund of America                            561,568 shares               9,454,377             9,956,244

 Davis Funds - Davis New York Venture Fund                          515,831 shares               9,019,630            11,485,622

 American Funds - New Perspective Fund                              214,268 shares               4,006,344             4,130,241

 Tosco Corporation - Common Stock (a)                                17,704 shares                 470,893               664,682

 Participant Loans Receivable                                    Interest rates from 6.0% to
                                                                 10.0% and maturities through
                                                                 2002                                  -               2,914,338
                                                                                                                     -------------
                                                                                                                     $50,760,509
                                                                                                                     --------------

 Notes:
 (a) - Investment qualifies as a party-in-interest for the Plan.


                                                                   THE CIRCLE K KASH PLUS PLAN
                                                       ITEM 27(d) - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                                                  FOR THE YEAR ENDED DECEMBER 31, 1997
 PUCHASES
                                                                    Number of               Purchase
 Identity of Party Involved         Description of Asset            Transactions            Price
-----------------------------     -----------------------------    ----------------        ------------
 Merrill Lynch                    Circle K Stable Value Fund          1,050                 $6,274,270

 American Funds                   Income Fund of America                719                  3,225,435

 Davis Funds                      Davis New York Venture Fund           788                  4,307,504

American Funds                    New Perspective Fund                  665                  1,711,833


 SALES
                                                                    Number of        Selling          Cost of            Net Gain
 Identity of Party Involved         Description of Asset            Transactions     Price            Asset              or (Loss)
-----------------------------     ----------------------------     ---------------   ---------       ---------          -----------
 Merrill Lynch                    Circle K Stable Value Fund            760         $5,823,688       $5,823,688             $-

 American Funds                   Income Fund of America                733          2,271,875        2,114,415             157,460

 Davis Funds                      Davis New York Venture Fund           687          2,376,496        1,987,232             389,264

 American Funds                   New Perspective Fund                  581          1,008,859          901,550             107,309


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Tosco Corporation on Form S-8 (File No. 33-54153) of our report dated June 29, 1998, on our audits of the financial statements and financial statement schedules of The Circle K Kash Plus Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.



                                                  COOPERS & LYBRAND L.L.P.


Phoenix, Arizona
June 29, 1998

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       TOSCO CORPORATION
                                                         (Registrant)
                                                  THE CIRCLE K KASH PLUS PLAN


Date:  June 29, 1998                         By: /s/ Wanda Williams
                                                -------------------------------
                                                     Wanda Williams
                                               Vice President - Human Resources


                                             By: /s/ Randall S. Schultz
                                                -------------------------------
                                                     Randall S. Schultz
                                                     Plan Administrator